Exhibit 3.50

State of Delaware Secretary of State Division of Corporations Delivered 06:39 PM 12/18/2009 FILED 06:39 PM 12/18/2009 SRV 091119127 – 4769167 FILE

CERTIFICATE OF FORMATION

OF

HEALTH MANAGEMENT ASSOCIATES, LLC

1. The name of the limited liability company is Health Management Associates, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Health Management Associates, LLC this 17th day of December, 2009.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer
Health Management Associates, Inc. 5811 Pelican Bay Boulevard, Suite 500 Naples, FL 34108